SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 2)

GREEN DOT CORPORATION

(Name of Issuer)

CLASS A COMMON STOCK

(Title of Class of Securities)

39304D102

(CUSIP Number)

12/31/14

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

(Continued on following pages)

Page 1 of 12 Pages

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CUSIP No. 39304D102		Page 2 of 12 Pages

1	Name of reporting person SEQUOIA CAPITAL FRANCHISE FUND, L.P. (“SCFF”) I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 94-3324307
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 627,246[1]
	7	Sole dispositive power 0
	8	Shared dispositive power 627,246[1]
9	Aggregate amount beneficially owned by each reporting person 627,246[1]
10	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row 9 1.2%
12	Type of reporting person PN

[1]	Excludes 1,333.743 shares of the Issuer’s Series A Convertible Junior Participating Non-Cumulative Perpetual Preferred Stock (the “Series A Preferred Stock”). Each share of the Issuer’s Series A Preferred Stock is non-voting and is convertible into one thousand shares of the Issuer’s Class A common stock only in connection with transfers to unaffiliated third parties.

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CUSIP No. 39304D102		Page 3 of 12 Pages

1	Name of reporting person SEQUOIA CAPITAL FRANCHISE PARTNERS, L.P. (“SCFP”) I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 94-3330616
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 85,723[1]
	7	Sole dispositive power 0
	8	Shared dispositive power 85,723[1]
9	Aggregate amount beneficially owned by each reporting person 85,723[1]
10	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row 9 0.2%
12	Type of reporting person PN

[1]	Excludes 181.719 shares of the Issuer’s Series A Preferred Stock. Each share of the Issuer’s Series A Preferred Stock is non-voting and is convertible into one thousand shares of the Issuer’s Class A common stock only in connection with transfers to unaffiliated third parties.

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CUSIP No. 39304D102		Page 4 of 12 Pages

1	Name of reporting person SCFF MANAGEMENT, LLC (“SCFF LLC”) I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 94-3324306
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 712,969 shares of which 627,246 shares are directly held by SCFF and 85,723 shares are directly held by SCFP. SCFF LLC is the General Partner of each of SCFF and SCFP.[1]
	7	Sole dispositive power 0
	8	Shared dispositive power 712,969 shares of which 627,246 shares are directly held by SCFF and 85,723 shares are directly held by SCFP. SCFF LLC is the General Partner of each of SCFF and SCFP.[1]
9	Aggregate amount beneficially owned by each reporting person 712,969[1]
10	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row 9 1.4%
12	Type of reporting person OO

[1]	Excludes 1,515.462 shares of the Issuer’s Series A Preferred Stock. Each share of the Issuer’s Series A Preferred Stock is non-voting and is convertible into one thousand shares of the Issuer’s Class A common stock only in connection with transfers to unaffiliated third parties.

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CUSIP No. 39304D102		Page 5 of 12 Pages

1	Name of reporting person SEQUOIA CAPITAL U.S. GROWTH FUND IV, L.P. (“SCGF IV”) I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 98-0589567
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization CAYMAN ISLANDS
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 0
	7	Sole dispositive power 0
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 0
10	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row 9 0.0%
12	Type of reporting person PN

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CUSIP No. 39304D102		Page 6 of 12 Pages

1	Name of reporting person SEQUOIA CAPITAL USGF PRINCIPALS FUND IV, L.P. (“SCGF IV PF”) I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 98-0619227
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization CAYMAN ISLANDS
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 0
	7	Sole dispositive power 0
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 0
10	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row 9 0.0%
12	Type of reporting person PN

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CUSIP No. 39304D102		Page 7 of 12 Pages

1	Name of reporting person SCGF IV MANAGEMENT, L.P. (“SCGF IV MGMT”) I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 98-0589559
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization CAYMAN ISLANDS
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 0
	7	Sole dispositive power 0
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 0
10	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row 9 0.0%
12	Type of reporting person PN

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CUSIP No. 39304D102		Page 8 of 12 Pages

1	Name of reporting person SCGF GENPAR, LTD. (“SCGF GP”) I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 98-0603717
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization CAYMAN ISLANDS
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 0
	7	Sole dispositive power 0
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 0
10	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row 9 0.0%
12	Type of reporting person OO

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CUSIP No. 39304D102	Page 9 of 12 Pages

ITEM 1.

(a)	Name of Issuer:	Green Dot Corporation

(b)	Address of Issuer’s Principal Executive Offices:

3465 East Foothill Blvd. Pasadena, CA 91107

ITEM 2.

(a)	Name of Persons Filing:

Sequoia Capital Franchise Fund, L.P.

Sequoia Capital Franchise Partners, L.P.

SCFF Management, LLC

Sequoia Capital U.S. Growth Fund IV, L.P.

Sequoia Capital USGF Principals Fund IV, L.P.

SCGF IV Management, L.P.

SCGF GenPar, Ltd.

SCFF LLC is the General Partner of each of SCFF and SCFP. SCGF IV MGMT is the General Partner of each of SCGF IV and SCGF IV PF. SCGF GP is the General Partner of SCGF IV MGMT.

(b)	Address of Principal Business Office or, if none, Residence:

3000 Sand Hill Road, 4-250

Menlo Park, CA 94025

Citizenship:

SCFF LLC, SCFF, SCFP: Delaware

SCGF IV MGMT, SCGF IV, SCGF IV PF, SCGF GP: Cayman Islands

(c)	Title of Class of Securities:	Class A common stock

(d)	CUSIP Number:	39304D102

ITEM 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

NOT APPLICABLE

ITEM 4.	Ownership

SEE ROWS 5 THROUGH 11 OF COVER PAGES

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CUSIP No. 39304D102		Page 10 of 12 Pages

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.  ☒

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

NOT APPLICABLE

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

NOT APPLICABLE

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

NOT APPLICABLE

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

NOT APPLICABLE

ITEM 10.	CERTIFICATION

NOT APPLICABLE

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CUSIP No. 39304D102		Page 11 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2015

Sequoia Capital Franchise Fund
Sequoia Capital Franchise Partners

By:	SCFF Management, LLC
General Partner of Each

By:	/s/ Douglas Leone
Douglas Leone, Managing Member

SCFF Management, LLC

By:	/s/ Douglas Leone
Douglas Leone, Managing Member

Sequoia Capital U.S. Growth Fund IV, L.P.
Sequoia Capital USGF Principals Fund IV, L.P.

By:	SCGF IV Management, L.P.
General Partner of Each

By:	SCGF GenPar, Ltd
Its General Partner

By:	/s/ Douglas Leone
Douglas Leone, Managing Director

SCGF IV Management, L.P.

By:	SCGF GenPar, Ltd
Its General Partner

By:	/s/ Douglas Leone
Douglas Leone, Managing Director

SCGF GenPar, Ltd

By:	/s/ Douglas Leone
Douglas Leone, Managing Director

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CUSIP No. 39304D102		Page 12 of 12 Pages

EXHIBIT 1

AGREEMENT AS TO JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree that the Schedule 13G relating to the Class A common stock of Green Dot Corporation, and any further amendments thereto, to which this Agreement as to Joint Filing of Schedule 13G is attached as an exhibit is filed on behalf of each of them pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date: February 10, 2015

Sequoia Capital Franchise Fund
Sequoia Capital Franchise Partners

By:	SCFF Management, LLC
General Partner of Each

By:	/s/ Douglas Leone
Douglas Leone, Managing Member

SCFF Management, LLC

By:	/s/ Douglas Leone
Douglas Leone, Managing Member

Sequoia Capital U.S. Growth Fund IV, L.P.
Sequoia Capital USGF Principals Fund IV, L.P.

By:	SCGF IV Management, L.P.
General Partner of Each

By:	SCGF GenPar, Ltd
Its General Partner

By:	/s/ Douglas Leone
Douglas Leone, Managing Director

SCGF IV Management, L.P.

By:	SCGF GenPar, Ltd
Its General Partner

By:	/s/ Douglas Leone
Douglas Leone, Managing Director

SCGF GenPar, Ltd

By:	/s/ Douglas Leone
Douglas Leone, Managing Director